SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  Under the Securities Exchange Act of 1934
                             (Amendment No. ______)

                                  MED GEN, INC.
_______________________________________________________________________
                                (Name of Issuer)

                   Common Stock, $.001 Par Value Per Share
_______________________________________________________________________
                          (Title of Class of Securities)

                                 58401X-2-09
_______________________________________________________________________
                               (CUSIP Number)

                           Paul Mitchell, President
                                 Med Gen, Inc.
                      7284 W. Palmetto Park Road, Suite 207
                    Boca Raton, Florida 33433 (561) 750-1100
_____________________________---_______________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 18, 2004
-----------------------------------------------------------------------
       (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)



                             (Page 1 of 4 Pages)
                                     13D

CUSIP NO.58401X-20-9                                       Page 2 of 4 Pages

1.      Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of
        Above Persons

        Paul Kravitz - SS# ###-##-####

2.	Check the Appropriate Box if a Member of a Group
                                                           (a)     [ ]
                                                           (b)     [ ]
3.	SEC Use Only

4.	Source of Funds

        SC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items 2(d) or 2(e)                                      [ ]


6.	Citizenship or Place of Organization

        Paul Kravitzl - United States


Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power

        5,528,798


8.	Shared Voting Power

        41,150

9.	Sole Dispositive Power

        5,528,798


10.	Shared Dispositive Power

        41,150

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,528,798

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                   [ ]

CUSIP NO. 58401X-20-9                                      Page 3 of 4  Pages


13.	Percent of Class Represented by Amount of Row (11): 22.17%

14.	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Med Gen, Inc., a Nevada corporation ("Med Gen".) The address of the principal executive office of Med Gen is 7284 W. Palmetto Park Road, Suite 207, Boca Raton, Florida 33433; telephone (561) 750-1100.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)     This Schedule 13D is filed by Paul Kravitz on behalf of himself.

     (b) Paul Kravitz has his principal business and office address at 7284 W. Palmetto Park Road, Suite 207, Boca Raton, Florida 33433.

     (c) Paul Kravitz's principal occupation is CEO of Med Gen, Inc. He is employed by Med Gen, Inc.

     (d) During the last five years, Paul Kravitz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the last five years, Paul Kravitz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     Paul Kravitz is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4., Purpose of Transaction, below.

CUSIP NO. 58401X-20-9                                      Page 4 of 4  Pages

ITEM 4.  PURPOSE OF TRANSACTION.

     Kravitz Mitchell the right to purchase 2,050,000 shares of the common stock of Med Gen. These shares underlying the options were registered on Form S-8, as filed in April 2002.In August, 2004 the Board of Directors lowered the exercise price to $0.09 per share. Mr. Kravitz exercised the cashless option on 8/17/2004 to purchase the 2,050,000 shares and has not sold any of these shares as of the date of this filing.

ITEM 5.  INTEREST IN SECURITIES OF MED GEN.

     Paul Kravitz is the direct owner of 5,528,798 shares, or 22.17% of Med Gen's issued and outstanding common stock. Paul Kravitz has sold no shares of common stock of Med Gen within the past 60 days and filed Form 4 as required under the Securities Act. No person or entity other than Paul Kravitz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the shares owned by Paul Kravitz.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF MED GEN

	None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

        None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Med Gen, Inc.


                           By: /s/Paul Kravitz
                              -----------------------------
                              Title: President

                              /s/Paul Krvitz
                              -----------------------------
                              Paul Kravitz, Individually